EXHIBIT 99.1

TransAlta Reports Strong Second Quarter 2025 Results, Advancement of Strategic Priorities and Reaffirms Guidance

CALGARY, Alberta, Aug. 01, 2025 (GLOBE NEWSWIRE) -- TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) today reported its financial results for the second quarter ended June 30, 2025.

“Our strong second quarter results illustrate the value of our diversified fleet and exceptional operational performance. Our Alberta portfolio's hedging strategy and active asset optimization continued to generate realized prices well above spot prices while environmental credits generated by our hydro and wind assets significantly offset our gas fleet's carbon price compliance obligation. While we continue to navigate a challenging Alberta price environment, our assets continue to perform well, and we remain confident in achieving our 2025 Outlook," said John Kousinioris, President and Chief Executive Officer.

"Our team remains focused on advancing our strategic priorities. We are pleased with the progress on our Alberta data centre strategy and the associated negotiations, which now reflect the Alberta Electric System Operator's (AESO) approach to large load integration. The AESO currently expects Demand Transmission Service contracts to be executed in mid-September, which will secure each proponent's access to system capacity. We continue to work closely with our counterparties and are progressing towards the execution of a data centre memorandum of understanding in relation to our system capacity allocation," added Mr. Kousinioris.

"Finally, we continue to progress negotiations on conversion opportunities at Centralia and are working towards executing a definitive agreement later this year with our customer for the full capacity of Centralia Unit 2."

Second Quarter 2025 Highlights

  Achieved strong operational availability of 91.6 per cent in 2025, compared to 90.8 per cent in 2024
  Adjusted EBITDA(1) of $349 million, compared to $316 million for the same period in 2024
  Free Cash Flow (FCF)(1) of $177 million, or $0.60 per share, remained consistent with the same period in 2024
  Adjusted earnings before income taxes(1) of $122 million, or $0.41 per share, compared to $112 million, or $0.37 per share, for the same period in 2024
  Cash flow from operating activities of $157 million, or $0.53 per share, compared to $108 million, or $0.36 per share, from the same period in 2024
  Net loss attributable to common shareholders(1) of $112 million, or $0.38 per share, compared to net earnings attributable to common shareholders of $56 million, or $0.18 per share, for the same period in 2024

Second Quarter 2025 Operational and Financial Highlights

$ millions, unless otherwise stated	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Operational information
Availability (%)	91.6	90.8	93.3	91.5
Production (GWh)	4,813	4,781	11,645	10,959
Select financial information
Revenues	433	582	1,191	1,529
Adjusted EBITDA(1)	349	316	619	658
Adjusted earnings before income taxes(1)	122	112	150	256
(Loss) earnings before income taxes	(95)	94	(46)	361
Adjusted net earnings after taxes attributable to common shareholders(1)	54	70	84	197
Net (loss) earnings attributable to common shareholders	(112)	56	(66)	278
Cash flows
Cash flow from operating activities	157	108	164	352
Funds from operations(1)	252	236	431	490
Free cash flow(1)	177	177	316	398
Per share
Adjusted net earnings attributable to common shareholders per share(1)	0.18	0.23	0.28	0.64
Net (loss) earnings per share attributable to common shareholders, basic and diluted	(0.38)	0.18	(0.22)	0.91
Cash flow from operating activities per share	0.53	0.36	0.55	1.15
Funds from operations per share(1)	0.85	0.78	1.45	1.60
FCF per share(1)	0.60	0.58	1.06	1.30
Dividends declared per common share	—	0.06	0.07	0.06
Weighted average number of common shares outstanding	297	303	297	306

Segmented Financial Performance

$ millions	Three Months Ended		Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Hydro	126	83	173	170
Wind and Solar	89	88	191	177
Gas	128	142	232	267
Energy Transition	19	2	56	29
Energy Marketing	26	39	47	78
Corporate	(39)	(38)	(80)	(63)
Total adjusted EBITDA(1)(2)	349	316	619	658
Adjusted earnings before income taxes(1)	122	112	150	256
(Loss) earnings before income taxes	(95)	94	(46)	361
Adjusted net earnings attributable to common shareholders(1)	54	70	84	197
Net (loss) earnings attributable to common shareholders	(112)	56	(66)	278

Key Business Developments

Credit Facility Extension

On July 16, 2025, the Company executed agreements to extend committed credit facilities totalling $2.1 billion with a syndicate of lenders. The revised agreements extend the maturity dates of the syndicated credit facility from June 30, 2028 to June 30, 2029 and the bilateral credit facilities from June 30, 2026 to June 30, 2027.

Divestiture of Poplar Hill

During the second quarter of 2025, the Company signed an agreement for the divestiture of the 48 MW Poplar Hill asset, as required by the consent agreement with the federal Competition Bureau and pursuant to the terms of the acquisition of Heartland Generation. Energy Capital Partners will be entitled to receive the proceeds from the sale of Poplar Hill, net of certain adjustments, following completion of the divestiture.

Recontracting of Ontario Wind Facilities

During the second quarter of 2025, the Company successfully recontracted its Melancthon 1, Melancthon 2 and Wolfe Island wind facilities through the Ontario Independent Electricity System Operator Five-Year Medium-Term 2 Energy Contract (MT2e). MT2e will replace current energy contracts for the three wind facilities when they expire, extending the contract dates until April 30, 2031, for Melancthon 1 and April 30, 2034, for Melancthon 2 and Wolfe Island.

Normal Course Issuer Bid (NCIB)

On May 27, 2025, the Company announced that it had received approval from the Toronto Stock Exchange to repurchase up to a maximum of 14 million common shares during the 12-month period that commenced May 31, 2025 and will terminate on May 30, 2026.

On Feb. 19, 2025, the Company announced it was allocating up to $100 million to be returned to shareholders in the form of share repurchases.

During the six months ended June 30, 2025, the Company purchased and cancelled a total of 1,932,800 common shares at an average price of $12.42 per common share, for a total cost of $24 million, including taxes.

Conference call and webcast

TransAlta will host a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, August 1, 2025, to discuss our second quarter 2025 results. The call will begin with comments from John Kousinioris, President and Chief Executive Officer, and Joel Hunter, EVP Finance and Chief Financial Officer, followed by a question-and-answer period.

Second Quarter 2025 Conference Call

Webcast link: https://edge.media-server.com/mmc/p/zpy9addj

To access the conference call via telephone, please register ahead of time using the call link here: https://register-conf.media-server.com/register/BI215de673b3704e0da46b2a02e0f35bb0. Once registered, participants will have the option of 1) dialing into the call from their phone (via a personalized PIN); or 2) clicking the “Call Me” option to receive an automated call directly to their phone.

If you are unable to participate in the call, the replay will be accessible at https://edge.media-server.com/mmc/p/zpy9addj. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Related Materials

Related materials, including the consolidated financial statements and Management's Discussion and Analysis (MD&A) will be available on the Investor Centre section of TransAlta’s website at https://transalta.com/investors/presentations-and-events/ and https://transalta.com/investors/results-reporting/ and have been filed under TransAlta Corporation's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Notes

1. These items (Adjusted EBITDA, adjusted earnings (loss) before income taxes, adjusted net earnings (loss) after income taxes attributable to common shareholders, funds from operations, free cash flow, adjusted net earnings attributable to common shareholders per share, funds from operations (FFO) per share and free cash flow (FCF) per share) are non-IFRS measures, which are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods’ results. Please refer to the Non-IFRS financial measures section of this earnings release for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
2. During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this earnings release.

Non-IFRS financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our consolidated financial statements prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results.

We calculate adjusted measures by adjusting certain IFRS measures for certain items we believe are not reflective of our ongoing operations in the period. Except as otherwise described, these adjusted measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, unless stated otherwise.

Adjusted EBITDA

Each business segment assumes responsibility for its operating results measured by adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core operational results.

During the first quarter of 2025, our adjusted EBITDA composition was amended to remove the impact of realized gain (loss) on closed exchange positions, which was included in adjusted EBITDA composition until the fourth quarter of 2024. The adjustment was intended to explain a timing difference between our internally and externally reported results and was useful at a time when markets were more volatile. The impact of realized gain (loss) on closed exchange positions was removed to simplify our reporting. Accordingly, the Company has applied this composition to all previously reported periods.

During the first quarter of 2025, our adjusted EBITDA composition was amended to remove the impact of Australian interest income, which was included in adjusted EBITDA composition until the fourth quarter of 2024. Initially, on the commissioning of the South Hedland facility in July 2017, we prepaid approximately $74 million of electricity transmission and distribution costs. Interest income, which was recorded on the prepaid funds, was reclassified as a reduction in the transmission and distribution costs expensed each period to reflect the net cost to the business. The impact of Australian interest income was removed to simplify our reporting since the amounts were not material. Accordingly, the Company has applied this composition to all previously reported periods.

Interest, taxes, depreciation and amortization are not included, as differences in accounting treatment may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results, excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers' analysis of trends. The most directly comparable IFRS measure is earnings before income taxes.

Adjusted Revenue

Adjusted Revenues is Revenues (the most directly comparable IFRS measure) adjusted to exclude:

The impact of unrealized mark-to-market gains or losses and unrealized foreign exchange gains or losses on commodity transactions.

Certain assets that we own in Canada and Western Australia are fully contracted and recorded as finance leases under IFRS. We believe that it is more appropriate to reflect the payments we receive under the contracts as a capacity payment in our revenues instead of as finance lease income and a decrease in finance lease receivables.

Revenues from the Planned Divestitures as they do not reflect ongoing business performance.

Adjusted Fuel and Purchased Power

Adjusted Fuel and Purchased Power is Fuel and Purchased Power (the most directly comparable IFRS measure) adjusted to exclude fuel and purchased power from the Planned Divestitures as it does not reflect ongoing business performance.

Adjusted Gross Margin

Adjusted gross margin is calculated as adjusted revenues less adjusted fuel and purchased power and carbon compliance costs, where adjustments to revenue or fuel and purchased power were applied as stated above. The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment. The most directly comparable IFRS measure is gross margin in the consolidated statement of earnings.

Adjusted OM&A

Adjusted OM&A is OM&A (the most directly comparable IFRS measure) adjusted to exclude:

Acquisition-related transaction and restructuring costs, mainly comprised of severance, legal and consultant fees as these do not reflect ongoing business performance.

ERP integration costs representing planning, design and integration costs of upgrades to the existing ERP system as they represent project costs that do not occur on a regular basis, and therefore do not reflect ongoing performance.

OM&A from the Planned Divestitures as it does not reflect ongoing business performance.

Adjusted Net Other Operating Income

Adjusted Net Other Operating Income is Net Other Operating Income (the most directly comparable IFRS measure) adjusted to exclude insurance recoveries related to the Kent Hills replacement costs of the tower collapse as these relate to investing activities and are not reflective of ongoing business performance.

Adjustments to Earnings (Loss) in Addition to Interest, Taxes, Depreciation and Amortization

  Fair value change in contingent consideration payable is not included as it is not reflective of ongoing business performance.
  Asset impairment charges and reversals are not included as these are accounting adjustments that impact depreciation and amortization and do not reflect ongoing business performance.
  Any gains or losses on asset sales or foreign exchange gains or losses are not included as these are not part of operating income.

Adjustments for Equity-Accounted Investments

  During the fourth quarter of 2020, we acquired a 49 per cent interest in the Skookumchuck wind facility, which is treated as an equity investment under IFRS and our proportionate share of the net earnings is reflected as equity income on the statement of earnings under IFRS. As this investment is part of our regular power-generating operations, we have included our proportionate share of adjusted EBITDA for the Skookumchuck wind facility in our total adjusted EBITDA. In addition, in the Wind and Solar adjusted results, we have included our proportionate share of revenues and expenses to reflect the full operational results of this investment. We have not included adjusted EBITDA of other equity-accounted investments in our total adjusted EBITDA as it does not represent our regular power-generating operations.

Adjusted Earnings (Loss) before income taxes

Adjusted earnings (loss) before income taxes represents segmented earnings (loss) adjusted for certain items that we believe do not reflect ongoing business performance and is an important metric for evaluating performance trends in each segment.

For details of the adjustments made to earnings (loss) before income taxes (the most directly comparable IFRS measure) to calculate adjusted earnings (loss) before income taxes, refer to the Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment section of the MD&A.

Adjusted Net Earnings (Loss) attributable to common shareholders

Adjusted net earnings (loss) attributable to common shareholders represents net earnings (loss) attributable to common shareholders adjusted for specific reclassifications and adjustments and their tax impact, and is an important metric for evaluating performance. For details of the reclassifications and adjustments made to net earnings (loss) attributable to common shareholders (the most directly comparable IFRS measure), please refer to the reconciliation of net earnings (loss) to adjusted net earnings (loss) attributable to common shareholders in the Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment section of the MD&A.

Adjusted Net Earnings (Loss) per common share attributable to common shareholders

Adjusted net earning (loss) per common share attributable to common shareholders is calculated as adjusted net earnings (loss) attributable to common shareholders divided by a weighted average number of common shares outstanding during the period. The measure is useful in showing the earnings per common share for our core operational results as it excludes the impact of items that do not reflect an ongoing business performance. Adjusted net earnings (loss) attributable per common share is a non-IFRS ratio and the most directly comparable IFRS measure is net income (loss) per common share attributable to common shareholders. Refer to the reconciliation of earnings (loss) before income taxes to adjusted net earnings (loss) attributable to common shareholders in the Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment section of the MD&A.

Funds From Operations (FFO)

Represents a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is calculated as cash flow from operating activities before changes in working capital and is adjusted for transactions and amounts that the Company believes are not representative of ongoing cash flows from operations.

Free Cash Flow (FCF)

Represents the amount of cash that is available to invest in growth initiatives, make scheduled principal debt repayments, repay maturing debt, pay common share dividends or repurchase common shares and provides the ability to evaluate cash flow trends in comparison with the results from prior periods. Changes in working capital are excluded so that FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. Refer to the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Non-IFRS Financial Ratios sections of the MD&A for additional information.

Net Interest Expense

Net interest expense is calculated as total interest expense less total interest income and non-cash items. For detailed calculation refer to the table in the Reconciliation of Adjusted EBITDA to FFO and FCF section of this MD&A. Net Interest expense is a proxy for the actual cash interest paid that approximates the cash outflow in the FFO and FCF calculation. The most directly comparable IFRS measure is total interest expense.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share are non-IFRS ratios.

Supplementary financial measures include available liquidity, carbon compliance per MWh, fuel cost per MWh, hedged power price average per MWh, realized foreign exchange loss, sustaining capital expenditures, the Alberta electricity portfolio metrics and unrealized foreign exchange loss (gain).

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis by Segment

The following table reflects adjusted EBITDA and adjusted earnings (loss) before income taxes by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended June 30, 2025:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	129	59	204	73	38	(67)	436	(3)	—	433
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	18	68	71	15	(2)	—	170	—	(170)	—
Decrease in finance lease receivable	—	—	7	—	—	—	7	—	(7)	—
Finance lease income	—	2	3	—	—	—	5	—	(5)	—
Revenues from Planned Divestitures	—	—	(3)	—	—	—	(3)	—	3	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(2)	—	(2)	—	2	—
Adjusted revenue	147	129	282	88	34	(67)	613	(3)	(177)	433
Fuel and purchased power	7	9	106	51	—	—	173	—	—	173
Reclassifications and adjustments:
Fuel and purchased power related to Planned Divestitures	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	7	9	105	51	—	—	172	—	1	173
Carbon compliance costs (recovery)	—	1	(8)	—	—	(67)	(74)	—	—	(74)
Adjusted gross margin	140	119	185	37	34	—	515	(3)	(178)	334
OM&A	13	25	65	18	8	45	174	(1)	—	173
Reclassifications and adjustments:
OM&A related to Planned Divestitures	—	—	(1)	—	—	—	(1)	—	1	—
ERP integration costs	—	—	—	—	—	(6)	(6)	—	6	—
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(1)	(1)	—	1	—
Adjusted OM&A	13	25	64	18	8	38	166	(1)	8	173
Taxes, other than income taxes	1	5	5	—	—	1	12	—	—	12
Net other operating income	—	—	(12)	—	—	—	(12)	—	—	(12)
Adjusted EBITDA(2)	126	89	128	19	26	(39)	349
Depreciation and amortization	(8)	(52)	(74)	(13)	—	(4)	(151)	1	—	(150)
Equity income	—	—	—	—	—	—	—	—	1	1
Interest income	—	—	—	—	—	7	7	(1)	—	6
Interest expense	—	—	—	—	—	(89)	(89)	1	—	(88)
Realized foreign exchange gain	—	—	—	—	—	6	6	—	—	6
Adjusted earnings (loss) before income taxes(2)	118	37	54	6	26	(119)	122
Reclassifications and adjustments above	(18)	(70)	(80)	(15)	4	(7)	(186)
Finance lease income	—	2	3	—	—	—	5	—	—	5
Skookumchuk earnings reclass to Equity income(1)	—	(1)	—	—	—	1	—	—	—	—
Asset impairment charges	—	—	—	(11)	—	(2)	(13)	—	—	(13)
Unrealized foreign exchange loss	—	—	—	—	—	(23)	(23)	—	—	(23)
Earnings (loss) before income taxes	100	(32)	(23)	(20)	30	(150)	(95)	—	—	(95)
  The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
  Adjusted EBITDA, adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this earnings release.

The following table reflects adjusted EBITDA and adjusted earnings (loss) before income taxes by segment and provides reconciliation to earnings (loss) before income taxes for the three months ended June 30, 2024:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	99	112	284	79	47	(34)	587	(5)	—	582
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	1	8	10	(14)	1	—	6	—	(6)	—
Decrease in finance lease receivable	—	—	5	—	—	—	5	—	(5)	—
Finance lease income	—	2	2	—	—	—	4	—	(4)	—
Unrealized foreign exchange gain on commodity	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted revenue	100	122	300	65	48	(34)	601	(5)	(14)	582
Fuel and purchased power	3	8	97	46	—	—	154	—	—	154
Carbon compliance costs (recovery)	—	—	26	—	—	(34)	(8)	—	—	(8)
Adjusted gross margin	97	114	177	19	48	—	455	(5)	(14)	436
OM&A	13	24	42	15	9	42	145	(1)	—	144
Reclassifications and adjustments:
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(4)	(4)	—	4	—
Adjusted OM&A	13	24	42	15	9	38	141	(1)	4	144
Taxes, other than income taxes	1	4	3	2	—	—	10	(1)	—	9
Net other operating income	—	(2)	(10)	—	—	—	(12)	—	—	(12)
Adjusted EBITDA(2)(3)	83	88	142	2	39	(38)	316	—	—	—
Depreciation and amortization	(8)	(47)	(56)	(15)	(1)	(5)	(132)	1	—	(131)
Equity income	—	—	—	—	—	1	1	—	2	3
Interest income	—	—	—	—	—	8	8	—	—	8
Interest expense	—	—	—	—	—	(80)	(80)	—	—	(80)
Realized foreign exchange loss(3)	—	—	—	—	—	(1)	(1)	—	—	(1)
Adjusted earnings (loss) before income taxes(2)	75	41	86	(13)	38	(115)	112	—	—	—
Reclassifications and adjustments above	(1)	(10)	(16)	14	(1)	(4)	(18)	—	—	—
Finance lease income	—	2	2	—	—	—	4	—	—	4
Skookumchuk earnings reclass to Equity income(1)	—	(2)	—	—	—	2	—	—	—	—
Asset impairment (charges) reversals	—	(1)	—	1	—	(5)	(5)	—	—	(5)
Gain on sale of assets and other(3)	—	—	—	1	—	—	1	—	—	1
Unrealized foreign exchange loss(3)	—	—	—	—	—	(1)	(1)	—	—	(1)
Earnings (loss) before income taxes	74	30	72	3	37	(122)	94	—	—	94
  The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
  Adjusted EBITDA, adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this earnings release.
  During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. Therefore, the Company has applied this composition to all previously reported periods.

The following table reflects adjusted EBITDA and adjusted earnings (loss) before income taxes by segment and provides reconciliation to earnings (loss) before income taxes for the six months ended June 30, 2025:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	215	166	594	227	65	(66)	1,201	(10)	—	1,191
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(3)	104	39	14	(1)	—	153	—	(153)	—
Decrease in finance lease receivable	—	1	14	—	—	—	15	—	(15)	—
Finance lease income	—	3	8	—	—	—	11	—	(11)	—
Revenues from Planned Divestitures	—	—	(7)	—	—	—	(7)	—	7	—
Unrealized foreign exchange gain on commodity	—	—	—	—	(2)	—	(2)	—	2	—
Adjusted revenue	212	274	648	241	62	(66)	1,371	(10)	(170)	1,191
Fuel and purchased power	11	19	269	149	—	2	450	—	—	450
Reclassifications and adjustments:
Fuel and purchased power related to Planned Divestitures	—	—	(3)	—	—	—	(3)	—	3	—
Adjusted fuel and purchased power	11	19	266	149	—	2	447	—	3	450
Carbon compliance costs (recovery)	—	2	41	—	—	(68)	(25)	—	—	(25)
Adjusted gross margin	201	253	341	92	62	—	949	(10)	(173)	766
OM&A	26	54	124	35	15	94	348	(2)	—	346
Reclassifications and adjustments:
OM&A related to Planned Divestitures	—	—	(3)	—	—	—	(3)	—	3	—
ERP integration costs	—	—	—	—	—	(10)	(10)	—	10	—
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(5)	(5)	—	5	—
Adjusted OM&A	26	54	121	35	15	79	330	(2)	18	346
Taxes, other than income taxes	2	10	10	1	—	1	24	—	—	24
Net other operating income	—	(4)	(22)	—	—	—	(26)	—	—	(26)
Reclassifications and adjustments:
Insurance recovery	—	2	—	—	—	—	2	—	(2)	—
Adjusted net other operating income	—	(2)	(22)	—	—	—	(24)	—	(2)	(26)
Adjusted EBITDA(2)	173	191	232	56	47	(80)	619
Depreciation and amortization	(17)	(105)	(138)	(28)	(2)	(9)	(299)	3	—	(296)
Equity income	—	—	—	—	—	(1)	(1)	—	4	3
Interest income	—	—	—	—	—	12	12	(1)	—	11
Interest expense	—	—	—	—	—	(183)	(183)	2	—	(181)
Realized foreign exchange gain	—	—	—	—	—	2	2	—	—	2
Adjusted earnings (loss) before income taxes(2)	156	86	94	28	45	(259)	150
Reclassifications and adjustments above	3	(106)	(60)	(14)	3	(15)	(189)
Finance lease income	—	3	8	—	—	—	11	—	—	11
Skookumchuk earnings reclass to Equity income(1)	—	(4)	—	—	—	4	—	—	—	—
Fair value change in contingent consideration payable	—	—	34	—	—	—	34	—	—	34
Asset impairment (charges) reversals	—	—	(34)	13	—	(7)	(28)	—	—	(28)
Loss on sale of assets and other	—	—	—	—	—	(1)	(1)	—	—	(1)
Unrealized foreign exchange loss	—	—	—	—	—	(23)	(23)	—	—	(23)
Earnings (loss) before income taxes	159	(21)	42	27	48	(301)	(46)	—	—	(46)
  The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
  Adjusted EBITDA, adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this earnings release.

The following table reflects adjusted EBITDA and adjusted earnings (loss) before income taxes by segment and provides reconciliation to earnings (loss) before income taxes for the six months ended June 30, 2024:

	Hydro	Wind & Solar(1)	Gas	Energy Transition	Energy Marketing	Corporate	Total	Equity- accounted investments(1)	Reclass adjustments	IFRS financials
Revenues	211	251	717	296	99	(34)	1,540	(11)	—	1,529
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	(4)	(13)	(81)	(20)	(2)	—	(120)	—	120	—
Decrease in finance lease receivable	—	1	9	—	—	—	10	—	(10)	—
Finance lease income	—	3	3	—	—	—	6	—	(6)	—
Unrealized foreign exchange gain on commodity	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted revenue	207	242	646	276	97	(34)	1,434	(11)	106	1,529
Fuel and purchased power	9	17	239	212	—	—	477	—	—	477
Carbon compliance costs (recovery)	—	—	66	—	—	(34)	32	—	—	32
Adjusted gross margin	198	225	341	64	97	—	925	(11)	106	1,020
OM&A	26	44	88	33	19	70	280	(2)	—	278
Reclassifications and adjustments:
Acquisition-related transaction and restructuring costs	—	—	—	—	—	(7)	(7)	—	7	—
Adjusted OM&A	26	44	88	33	19	63	273	(2)	7	278
Taxes, other than income taxes	2	8	6	2	—	—	18	(1)	—	17
Net other operating income	—	(4)	(20)	—	—	—	(24)	—	—	(24)
Adjusted EBITDA(2)(3)	170	177	267	29	78	(63)	658
Depreciation and amortization	(15)	(90)	(111)	(31)	(2)	(9)	(258)	3	—	(255)
Equity income	—	—	—	—	—	(1)	(1)	—	5	4
Interest income	—	—	—	—	—	15	15	—	—	15
Interest expense	—	—	—	—	—	(149)	(149)	—	—	(149)
Realized foreign exchange loss(4)	—	—	—	—	—	(9)	(9)	—	—	(9)
Adjusted earnings (loss) before income taxes(2)	155	87	156	(2)	76	(216)	256
Reclassifications and adjustments above	4	9	71	20	2	(7)	99
Finance lease income	—	3	3	—	—	—	6	—	—	6
Skookumchuk earnings reclass to Equity income(1)	—	(5)	—	—	—	5	—	—	—	—
Asset impairment (charges) reversals	—	(5)	—	4	—	(5)	(6)	—	—	(6)
Gain on sale of assets and other(4)	—	—	—	1	—	2	3	—	—	3
Unrealized foreign exchange gain(4)	—	—	—	—	—	3	3	—	—	3
Earnings (loss) before income taxes	159	89	230	23	78	(218)	361	—	—	361
  The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
  Adjusted EBITDA, adjusted earnings (loss) before income taxes are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this earnings release.
  During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. Therefore, the Company has applied this composition to all previously reported periods.

Reconciliation of Earnings Before Income Taxes to Adjusted Net Earnings attributable to common shareholders

The following table reflects reconciliation of (loss) earnings before income taxes to adjusted net earnings attributable to common shareholders for the three and six months ended June 30, 2025 and June 30, 2024:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
(Loss) earnings before income taxes	(95)	94	(46)	361
Income tax expense	11	28	18	57
Net (loss) earnings	(106)	66	(64)	304
Net (loss) earnings attributable to non-controlling interests	(7)	(3)	(11)	13
Preferred share dividends	13	13	13	13
Net (loss) earnings attributable to common shareholders	(112)	56	(66)	278
Adjustments and reclassifications (pre-tax):
Adjustments and reclassifications to Revenues	177	14	170	(106)
Adjustments and reclassifications to Fuel and purchased power	1	—	3	—
Adjustments and reclassifications to OM&A	8	4	18	7
Adjustments and reclassifications to Net other operating income	—	—	(2)	—
Fair value change in contingent consideration payable (gain)	—	—	(34)	—
Finance lease income	(5)	(4)	(11)	(6)
Asset impairment charges	13	5	28	6
Loss (gain) on sale of assets and other	—	(1)	1	(3)
Unrealized foreign exchange loss (gain)(1)	23	—	23	(3)
Calculated tax (expense) recovery on adjustments and reclassifications(2)	(51)	(4)	(46)	24
Adjusted net earnings attributable to common shareholders(3)	54	70	84	197
Weighted average number of common shares outstanding in the period	297	303	297	306
Net (loss) income per common share attributable to common shareholders	(0.38)	0.18	(0.22)	0.91
Adjustments and reclassifications (net of tax)	0.56	0.05	0.50	(0.26)
Adjusted net earnings per common share attributable to common shareholders(3)	0.18	0.23	0.28	0.64
  Unrealized foreign exchange (loss) gain is a supplementary financial measure. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this MD&A for more details.
  Represents a theoretical tax calculated by applying the Company's consolidated effective tax rate of 23.3 per cent for the three and six months ended June 30, 2025 (three and six months ended June 30, 2024 — 23.3 per cent). The amount does not take into account the impact of different tax jurisdictions the Company's operations are domiciled and does not include the impact of deferred taxes.
  Adjusted net earnings attributable to common shareholders and Adjusted net earnings per common share attributable to common shareholders are non-IFRS measures, are not defined, have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The most directly comparable IFRS measures are net earnings attributable to common shareholders and net earnings per share attributable to common shareholders, basic and diluted. Refer to the Non-IFRS financial measures section in this earnings release for more details.

Reconciliation of cash flow from operations to FFO and FCF

The table below reconciles our cash flow from operating activities to our FFO and FCF:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Cash flow from operating activities(1)	157	108	164	352
Change in non-cash operating working capital balances	81	114	198	107
Cash flow from operations before changes in working capital	238	222	362	459
Adjustments
Share of adjusted FFO from joint venture(1)	1	2	3	4
Decrease in finance lease receivable	7	5	15	10
Clean energy transition provisions and adjustments	—	2	—	2
Brazeau penalties payment	—	—	33	—
Acquisition-related transaction and restructuring costs	2	4	8	7
Other(2)	4	1	10	8
FFO(3)	252	236	431	490
Deduct:
Sustaining capital expenditures(1)	(57)	(40)	(80)	(40)
Dividends paid on preferred shares	(13)	(13)	(26)	(26)
Distributions paid to subsidiaries’ non-controlling interests	(2)	(5)	(2)	(24)
Principal payments on lease liabilities	—	(1)	(1)	(2)
Other	(3)	—	(6)	—
FCF(3)	177	177	316	398
Weighted average number of common shares outstanding in the period	297	303	297	306
Cash flow from operating activities per share	0.53	0.36	0.55	1.15
FFO per share(3)	0.85	0.78	1.45	1.60
FCF per share(3)	0.60	0.58	1.06	1.30
  Includes our share of amounts for the Skookumchuck wind facility, an equity-accounted joint venture.
  Other consists of production tax credits, which is a reduction to tax equity debt, less distributions from an equity-accounted joint venture.
  These items are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. Therefore, the Company has applied this composition to all previously reported periods. Refer to the Non-IFRS financial measures and other specified financial measures section in this earnings release.

The table below provides a reconciliation of our adjusted EBITDA to our FFO and FCF:

	Three months ended June 30		Six months ended June 30
$ millions, unless otherwise stated	2025	2024	2025	2024
Adjusted EBITDA(1)(5)	349	316	619	658
Provisions	(2)	6	6	6
Net interest expense(2)	(66)	(57)	(138)	(105)
Current income tax expense	(46)	(33)	(59)	(60)
Realized foreign exchange gain (loss)(3)	4	(1)	2	(9)
Decommissioning and restoration costs settled	(11)	(12)	(20)	(19)
Other non-cash items	24	17	21	19
FFO(4)(5)	252	236	431	490
Deduct:
Sustaining capital expenditures(3)(5)	(57)	(40)	(80)	(40)
Dividends paid on preferred shares	(13)	(13)	(26)	(26)
Distributions paid to subsidiaries’ non-controlling interests	(2)	(5)	(2)	(24)
Principal payments on lease liabilities	—	(1)	(1)	(2)
Other	(3)	—	(6)	—
FCF(4)(5)	177	177	316	398
  Adjusted EBITDA is defined in the Additional IFRS Measures and Non-IFRS Measures of this earnings release and reconciled to earnings (loss) before income taxes above. During the first quarter of 2025, our Adjusted EBITDA composition was amended to exclude the impact of realized gain (loss) on closed exchange positions and Australian interest income. Therefore, the Company has applied this composition to all previously reported periods.
  Net interest expense is a non-IFRS measure, is not defined and has no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. Refer to the table below for detailed calculation.
  Supplementary financial measure. Refer to the Additional Non-IFRS and Supplementary Financial Measures section of this earnings release.
  These items are not defined and have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. FFO and FCF are defined in the Non-IFRS financial measures and other specified financial measures section in this earnings release and reconciled to cash flow from operating activities above.
  Includes our share of amounts for Skookumchuck wind facility, an equity-accounted joint venture.

Net interest expense in the reconciliation of our adjusted EBITDA to our FFO and FCF is calculated as follows:

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024
Interest expense	88	80	181	149
Less: Interest Income	(6)	(8)	(11)	(15)
Less: non-cash items(1)	(16)	(15)	(32)	(29)
Net Interest Expense	66	57	138	105
  Non-cash items include accretion of provisions, financing cost amortization and other non-cash items.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management’s Discussion & Analysis (MD&A). These documents will be available today on the Investors section of TransAlta’s website at www.transalta.com or through SEDAR at www.sedarplus.ca.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of thermal generation and hydro-electric power. For over 114 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 70 per cent reduction in GHG emissions or 22.7 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release includes "forward-looking information," within the meaning of applicable Canadian securities laws, and "forward-looking statements," within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "forecast", "foresee", "potential", "enable", "continue" or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in or implied by the forward-looking statements. In particular, this news release contains forward-looking statements about the following, among other things: the strategic objectives of the Company and that the execution of the Company's strategy will realize value for shareholders; our capital allocation and financing strategy; our sustainability goals and targets, including those in our 2024 Sustainability Report; our 2025 Outlook; our financial and operational performance, including our hedge position; optimizing and diversifying our existing assets; the increasingly contracted nature of our fleet; expectations about strategies for growth and expansion; data centre opportunities, including the AESO's expectation around the timing of execution of Demand Transmission Service contracts and entering into a data centre memorandum of understanding; opportunities for Centralia redevelopment, including the execution of a definitive agreement with our customer for the full capacity of Centralia Unit 2; expectations regarding ongoing and future transactions, including the sale of Poplar Hill; expected costs and schedules for planned projects; expected regulatory processes and outcomes, including in relation to the Alberta restructured energy market; the completion and closing of acquisition and divestiture transactions which are subject to customary closing terms and conditions, the power generation industry and the supply and demand of electricity; the cyclicality of our business; expected outcomes with respect to legal proceedings; the expected impact of future tax and accounting changes; and expected industry, market and economic conditions.

The forward-looking statements contained in this news release are based on many assumptions including, but not limited to, the following: no significant changes to applicable laws and regulations; no unexpected delays in obtaining required regulatory approvals; no material adverse impacts to investment and credit markets; no significant changes to power price and hedging assumptions; no significant changes to gas commodity price assumptions and transport costs; no significant changes to interest rates; no significant changes to the demand and growth of renewables generation; no significant changes to the integrity and reliability of our facilities; no significant changes to the Company's debt and credit ratings; no unforeseen changes to economic and market conditions; no significant event occurring outside the ordinary course of business; and realization of expected impacts from ongoing and future transactions.

These assumptions are based on information currently available to TransAlta, including information obtained from third-party sources. Actual results may differ materially from those predicted. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this news release include, but are not limited to: fluctuations in power prices; changes in supply and demand for electricity; our ability to contract our electricity generation for prices that will provide expected returns; our ability to replace contracts as they expire; risks associated with development projects and acquisitions; failure to complete divestitures on the terms and conditions specified or at all; any difficulty raising needed capital in the future on reasonable terms or at all; our ability to achieve our targets relating to ESG; long-term commitments on gas transportation capacity that may not be fully utilized over time; changes to the legislative, regulatory and political environments; environmental requirements and changes in, or liabilities under, these requirements; operational risks involving our facilities, including unplanned outages and equipment failure; disruptions in the transmission and distribution of electricity; reductions in production; impairments and/or writedowns of assets; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; commodity risk management and energy trading risks; reduced labour availability and ability to continue to staff our operations and facilities; disruptions to our supply chains; climate-change related risks; reductions to our generating units' relative efficiency or capacity factors; general economic risks, including deterioration of equity and debt markets, increasing interest rates or rising inflation; general domestic and international economic and political developments, including potential trade tariffs; industry risk and competition; counterparty credit risk; inadequacy or unavailability of insurance coverage; increases in the Company's income taxes and any risk of reassessments; legal, regulatory and contractual disputes and proceedings involving the Company; reliance on key personnel; and labour relations matters.

The foregoing risk factors, among others, are described in further detail under the heading "Governance and Risk Management" in the MD&A, which section is incorporated by reference herein.

Readers are urged to consider these factors carefully when evaluating the forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this news release are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. The purpose of the financial outlooks contained herein is to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com